October 27, 2023

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Via EDGAR Correspondence Submission

Re:

John Hancock Life Insurance Company (U.S.A.) Separate Account A Registration Statement Filed on August 31, 2023, regarding Rule 485(a) Amendment Filings to Form N-6 for Certain Variable Universal Life Insurance Policies (the “Policies”); Responses to Staff Comments from October 25, 2023

Dear Mr. Oh:

On behalf of John Hancock Life Insurance Company (U.S.A.) (“John Hancock”) and its Separate Account A (811-4834), we are responding to the Commission staff comments that you provided on October 25, 2023 in connection with the Defined Benefit Chronic Illness Rider (“DBCHR”) and Barclays Global MA Classic Indexed Account (the “Indexed Account”) supplements (each a “supplement”) filed by Rule 485(a) amendment to the respective Form N-6 Registration Statements.

Sections of each supplement cited in our below recitations of the Staff’s comments refer to the marked courtesy copies on which the Staff based its comments. Additionally, changes made in the attached courtesy copies of the supplements will be made in every other supplement filed with each Policy, as applicable.

Additional Comments for the Barclays Global MA Classic Indexed Account Supplement

Staff Comment 1: In the opening paragraph of the supplement, please delete “your” and the extra “policy” in the first sentence. Additionally, consider adding “transfers” in addition to “new premium allocations” to make the options complete.

Response: We made the requested modifications.

Staff Comment 2: Add an introductory sentence before the Index Segment Interest Credit subsection to explain what is being added. Additionally, include the first sentence of that subsection from the prospectus.

Response: We included the requested disclosure and introductory statements.

Staff Comment 3: Revise the paragraphs following the bullets in the Index Segment Interest Credit subsection to accommodate all available index accounts in the disclosure.

Response: We modified these paragraphs accordingly.

Staff Comment 4: We reiterate Comment 18 from the comments provided on October 12, 2023. The Staff continues to feel that the table following the hypotheticals on page 21 of the AVUL 21 prospectus should be updated and included to account for the new Barclays indexed account.

Mr. Sonny Oh

October 27, 2023

Response: We acknowledge the request in the Staff’s comment and will continue to review this portion of the disclosure. John Hancock will continue to work with the Staff to determine suitable disclosure for comparing the Barclays and S&P index accounts that may satisfy the Staff’s request.

Staff Comment 5: Revise the introductory statement to the hypothetical calculations for the Barclays indexed account to convey that they are added after the existing hypotheticals in the prospectus.

Response: We revised the introductory statement accordingly.

We believe that the foregoing is responsive to the comments received to date on the 485(a) filing from August 31, 2023. The changes reflected will be incorporated into the Registration Statement via pre-effective amendment. If there are any questions or additional comments, please do not hesitate to reach me at 617-572-0070 or by email at mramirez@jhancock.com.

Thank you,

/s/ Michael A. Ramirez

Michael A. Ramirez

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Separate Account A

Supplement Dated October 30, 2023

Availability of New Indexed Account

This Supplement is to inform you that a new indexed account—the Barclays Global MA Classic Indexed Account—will be available for ~~your~~ new and current ~~policy~~ policies for new premium allocations and transfers on or about December 29, 2023, subject to availability. This Supplement is intended for distribution with prospectuses dated May 1, 2023, as supplemented, for variable universal life insurance policies issued by John Hancock Life Insurance Company (U.S.A.) (each a “Prospectus”). You should read this Supplement together with the Prospectus for your policy and retain both for future reference. This information is new disclosure to your Prospectus, and except as modified by the supplement, all other terms and disclosure of the Prospectus remain in effect and unchanged. The affected Prospectuses are for the following policies:

Accumulation Variable Universal Life 2021	Accumulation Survivorship Variable Universal Life 2020

Majestic Accumulation Variable Universal Life 2021	Majestic Survivorship Variable Universal Life 2020

The following disclosure applies to the Barclays Global MA Classic Indexed Account.

In the OVERVIEW OF THE POLICY – Premiums section, the following is added to the end of the fifth paragraph:

Amounts in a segment of the Barclays Global MA Classic Indexed Account are credited with a rate of interest based on, among other things, the return of the Barclays Global MA Index.

In the GENERAL DESCRIPTION OF THE POLICY –General Account section, the following subsections are amended accordingly:

The indexed accounts

You can elect to allocate net premium or transfer policy value to the following indexed accounts: Base Capped Indexed Account, Base High Par Capped Indexed Account, Base Capped Two Year Indexed Account, High Capped Indexed Account, and the Barclays Global MA Classic Indexed Account (the “indexed accounts” and each an “indexed account”). Amounts that you allocate to the indexed accounts are initially held in a portion of an indexed account you elected (the “holding segment”) until the amounts are designated to the segment of the indexed account on the segment initiation date, which is generally the 15th of each month. Amounts allocated to a holding segment receive interest in the same manner and at the same rate as amounts in the fixed account (see “The fixed account”). A segment is 12-months in duration for the Base Capped, Base High Par Capped, and High Capped, and Barclays Global MA Classic indexed accounts and twenty-four months in duration for the Base Capped Two Year Indexed Account (the “segment term”) and is eligible to receive interest (“indexed segment interest credit”) on the last day of the segment term, which is known as the “segment maturity date.”

You may start a new segment at any time your policy is in force by making a new allocation to an indexed account prior to the “lock in date.” The lock in date is the 3rd business day prior to the segment initiation date. Any amounts received after the lock in date will be included in a holding segment for a new segment on the next following segment initiation date. You can have up to 12 segments of the same indexed account at any given time while your policy is in force, except for the Base Capped Two Year Indexed Account in which you can have up to 24 segments. You may cancel your allocation to an indexed account by submitting a written request to us no later than the end of the business day on the lock in date. A cancellation will result in a reallocation of amounts from the holding segment to the fixed account.

The following new subsection is added after The indexed account subsection:

The Barclays Global MA Index

The Barclays Global MA Index (the “Index”) is sponsored by Barclays Bank PLC (“Barclays”) but Barclays is not an issuer or producer of John Hancock USA policies and Barclays has no responsibilities, obligations, or duties to purchasers of the policies. Barclays’ only relationship with John Hancock USA in respect to the Index is the licensing of the Index, which is administered, compiled, and published by Barclays in its role as the index sponsor without regard to John Hancock USA, its policies, or purchasers of the policies.

The Barclays Global MA Index is a proprietary, rules-based index that has twelve components that provide diversification across asset classes and geographic regions in recognition that the components react differently to the same market or economic environment. The components and the maximum and minimum weights to each component are the following Barclays or its affiliates’ indexes or commodities futures:

Barclays or its affiliates’ indices or commodities futures
Component of the Barclays Global MA Index	Min/Max
Barclays US Tracker ER Index (BXIIUSER)	7.5% / 25%
Barclays US Tech Tracker ER Index (BXIITTER)	5% / 20%
Barclays Europe Tracker USD ER Index (BXIIETUE)	5% / 20%
Barclays GERMANY Tracker USD ER Index (BXIIDEUE)	2.5% / 15%
Barclays Japan Tracker USD Index (BXIIJTUE)	2.5% / 15%
Barclays MSCI Emerging Market Tracker ER Index (BXIIMEER)	2.5% / 10%
Gold Futures (BCC2GC0P)	0% / 20%
Barclays US 5yr Treasury Futures Index (BXIIUS05)	0% / 50%
Barclays US 10yr Note Futures Index (BXIIUS10)	0% / 50%
Barclays Euro-Bobl Alt Roll Futures in USD (BXIIE05D)	0% / 50%
Barclays Euro-Bund Alt Roll Futures Index in USD (BXIIE10D)	0% / 50%
Barclays JGB Alt Roll 10yr Futures ER Index in USD (BXIIJTED)	0% / 50%

The Index’s rules create a component portfolio that allocates among the components based on the Modern Portfolio Theory, on performance momentum, and the volatility of each component, subject to the maximum and minimum weights for each component and a portfolio target volatility of 7%. Allocations based on Modern Portfolio Theory seek to find the allocation among the components that provide the maximum return at a given risk level. Allocations based on performance momentum seek to increase allocations to components with stronger recent performance, and reduce allocation to components with weaker recent performance. Based on these allocation rules, the sum of each component allocation may be as high as 150%. The component portfolio may change daily.

The higher the allocation to fixed income components or the lower exposure to the component portfolio, the lower the potential increase in the Index value. In addition, if at a time the Index has a higher allocation to fixed income components or a lower exposure to the component portfolio, equities experience a rapid upswing, the Index will not increase in value in the same manner as the increase in equities. Moreover, in a rapidly rising interest rate environment, the higher the allocation to fixed income components, the lower the potential increase in the Index value.

Once the component portfolio is constructed, the Index will adjust the exposure to the component portfolio to maintain “volatility control.” If the recent volatility of the component portfolio is greater than 7%, the component portfolio exposure will be less than 100%, and may be as low as 25%. In cases where the component portfolio exposure is less than 100%, the portion that is not allocated to the component portfolio will not earn any return or carry any investment risk. If it is less than 7%, the component portfolio exposure can be greater than 100%, and may be as high as 150% In this case, the component portfolio exposure reflects a position in the underlying components increased beyond 100% through the use of leverage. The impact of the maximum sum of the components allocation of 150% together with the maximum volatility control exposure may result in a maximum total component portfolio exposure of 225%. The exposure may change daily. Therefore, a change in the Barclays Global MA Index may not be as high in an up-market, or as low in a down-market, had the volatility control been absent.

The Index’s rationale may not be successful and the ability to construct the component portfolio may not be possible or subject to being recreated on another computer.

There are charges applied to the Index that are intended to mimic costs associated with maintaining an Index-aligned replicating portfolio: management costs ranging from 0.20% to 0.30% per annum and rebalancing costs ranging from 0.02% to 0.05%, which is deducted on the relevant trading day. Both charges vary depending on the component. While these charges are not allocated to the policy owners, the charges reduce the daily Index value and are embedded in the Index performance.

The following deletes and replaces the corresponding disclosure in the Prospectus:

Index Segment interest credit

For any indexed account you elect, we calculate and apply an index segment interest credit to the segment proceeds on the segment maturity date using a formula described below:

•

Each indexed account tracks and measures the performance of the S&P 500 or the Barclays Global MA Index (each an “index”) based on two single points in time, the segment initiation date and the segment maturity date (the “index change”). The value of the index at any point between these dates does not impact the calculation of the index segment interest credit. This means if the value of the index on the segment initiation date and the segment maturity date is the same (i.e., 2500) but the value of the index is higher on all the other days of the segment (i.e., 3000), the index change used to calculate the index segment interest credit for that segment will only be based on the segment initiation date and the segment maturity date. The index change will not take into account the days where the value of the index was 3000, which means that it is possible that the index change used to calculate the index segment interest credit may be limited to the segment floor rate of 0.25%. (While the indexed accounts refer to the S&P 500 or the Barclays Global MA Index, neither the policy nor the indexed accounts directly participate in any stock or equity investments.) At the end of the segment term, we apply an index segment interest credit based on the index change and the application of the indexed account parameters identified below. The rate we use to calculate the index segment interest credit will never be less than the guaranteed segment floor rate of 0.25%, which is described below.

•

The indexed account parameters of each indexed account that tracks to S&P 500 will include a guaranteed segment floor rate, a segment cap rate, and a participation rate. The Barclays Global MA Classic Indexed Account will include a guaranteed segment floor rate and a participation rate. The current participation rate and current segment cap rate for new segments will be declared at the time a segment is created and guaranteed for the segment term, but they will never be less than the guaranteed minimum participation rate and guaranteed minimum segment cap rate that are in the Policy Specifications for each indexed account. To understand current segment cap rates and current participation rates available to you at the time of issue, you should request an illustration of the indexed accounts at the time of sale or contact a John Hancock USA representative. We will notify you in writing if we change current segment cap rates or current participation rates applicable to subsequent segments.

The guaranteed segment floor rate is the minimum rate used in calculating the index segment interest credit that will be declared for a segment term. The guaranteed segment floor rate ~~for the Barclays Global MA Classic Indexed Account~~ is 0.25% for each indexed account.

The participation rate is a percentage of a positive index change, that we use to calculate the index segment interest credit for a segment. The guaranteed minimum participation rate is 100% for the Base Capped Indexed Account, the Base Capped Two Year Indexed Account, and the High Capped Indexed Account, and it is 140% for the Base High Par Capped Indexed Account. The guaranteed minimum participation rate for the Barclays Global MA Classic Indexed Account is 20%.

A segment cap rate limits the rate that is used in calculating the index segment interest credit. If the positive index change multiplied by the participation rate results in a rate that is higher than the segment cap rate, we will use the segment cap rate to determine the index segment interest credit. If the positive index change multiplied by the participation rate is less than the segment cap rate but greater than the segment floor rate, we would use the index change multiplied by the participation rate to determine the index segment interest credit. The segment minimum cap rate is 3.00% for the Base Capped Indexed Account and the Base Capped Two Year Indexed Account, 2.50% for the Base High Par Capped Indexed Account, and 3.75% for the High Capped Indexed Account. The Barclays Global MA Classic Indexed Account does not have a contractual segment cap rate. However, based on the volatility control mechanism built into the index rules described above, the change in the Barclays Global MA Classic Indexed Account in up market conditions will not be as high as it would be had there not been the volatility control.

The following examples pertaining to the Barclays Global MA Classic Indexed Account are included after the last set of indexed account hypotheticals in the Index segment interest credit subsection of the Prospectus:

Below are hypothetical examples that demonstrate how the indexed account parameters for the Barclays Global MA Classic Indexed Account can limit or enhance the index change.

1.	Hypothetical example where the index change is less than the guaranteed segment floor rate.

Assume amounts have been allocated to a segment of the Barclays Global MA Classic Indexed Account, the participation rate is 105%, and the guaranteed segment floor rate is 0.25%:

(a)

First we determine the index change. We subtract the value of the Barclays Global MA Index on the segment maturity date from the value of the Barclays Global MA Index on the segment initiation date and then divide that value by the value of the Barclays Global MA Index on the segment initiation date ([1,045 - 1,100] / 1,100 = -5%). The index change in this hypothetical example is -5%.

(b)	Next, we multiply the index change determined in (a) by the participation rate (-5% x 105% = -5.25%). The resulting rate is -5.25%.

(c)

Then, we determine if the resulting rate in (b) (i.e., -5.25%) needs to be adjusted by the guaranteed segment floor rate. The rate used to calculate the index segment interest credit cannot be less than the guaranteed segment floor rate. In this case, since the resulting rate in (b) (-5.25%) is less than the guaranteed segment floor rate (i.e., 0.25%), we will use the segment floor rate to calculate the index segment interest credit.

This example demonstrates that the rate used to calculate the index segment interest credit will not be less than the guaranteed segment floor rate of 0.25%. Using a rate that is equal to the guaranteed segment floor rate to calculate interest over a period of time may not be sufficient to pay the policy’s monthly deductions and you may need to pay additional premium to keep your policy in force.

2.	Hypothetical example where the index change is more than the guaranteed segment floor rate.

Assume amounts have been allocated to a segment of the Barclays Global MA Classic Indexed Account, the participation rate is 105%, and the guaranteed segment floor rate is 0.25%:

(a)

First we determine the index change. We subtract the value of the Barclays Global MA Index on the segment maturity date from the value of the Barclays Global MA Index on the segment initiation date and then divide that value by the value of the Barclays Global MA Index on the segment initiation date ([1,188 - 1,100] / 1,100 = 8%). The index change in this hypothetical example is 8%.

(b)	Next, we multiply the index change determined in (a) by the participation rate (8% x 105% = 8.4%). The resulting rate is 8.4%.

(c)

Then, we determine if the resulting rate in (b) (i.e., 8.4%) needs to be adjusted by the guaranteed segment floor rate. The rate used to calculate the index segment interest credit cannot be less than the guaranteed segment floor rate. In this case, since the resulting rate in (b) (8.4%) is greater than the guaranteed segment floor rate (i.e., 0.25%), we will use the entire 8.4% to calculate the index segment interest credit.

This example demonstrates that when the index return is greater than the guaranteed segment floor rate of 0.25%, the entire index return will be used in calculating the index segment interest credit because this volatility controlled indexed account does not have a contractual segment cap rate. However, the participation rate on this account may be greater than or lower than 100%, subject to the minimum participation rate of 20%; in this example, it is greater than 100% which allows the rate used in calculating the index segment interest credit to be greater than the index change, but if it were lower than 100% it would limit the effect of the index change on the index segment interest credit.

The Availability of the indexed accounts subsection is updated as follows:

We may add additional indexed accounts, cease to offer any indexed account or close the indexed accounts to new allocations and transfers. We also reserve the right to substitute the S&P 500 or the Barclays Global MA Index for another external index; any substitution will apply to new segments only. If we substitute the S&P 500 or the Barclays Global MA Index for another external index, the indexed accounts will continue to offer the guaranteed indexed account parameters shown in the Policy Specifications. Any open segments in the indexed accounts will remain until they mature after which the segment proceeds will automatically be transferred to the fixed account, unless you request in writing that the segment proceeds be transferred to an available indexed account. In the event that we decide to substitute the S&P 500 or the Barclays Global MA Index or we cease to offer an indexed account, we will notify you and any assignee of record in advance of the change at your last known addresses.

The following is added to the PRINCIPAL RISKS OF INVESTING IN THE POLICY – Risks Associated with the Indexed Accounts section:

The index segment interest credit will vary based upon the performance of the Barclays Global MA Index (excluding dividends) subject to the application of the participation rate and the guaranteed segment floor rate (“indexed account parameters”). You bear the risk that performance of the index may result in index segment interest credits that are low enough to require you to increase your premium payments in order to keep your policy in force.

It is within our discretion to set the participation rate for any new segment term, subject to minimum guaranteed rates. If we reduce the participation rate for future segment terms, the amount of index segment interest credit which you may have otherwise received would be reduced and you may need to increase your premium payments in order to keep your policy in force.